Exhibit 4.8

AWARD AGREEMENT FOR TIME-BASED RESTRICTED STOCK UNITS

UNDER THE

ONESPAN INC. 2019  OMNIBUS INCENTIVE PLAN

THIS AWARD AGREEMENT FOR RESTRICTED STOCK UNITS (this “Agreement”) is made as of June 12, 2019 (the “Effective Date”), between OneSpan Inc. (the “Company”) and the individual identified on the signature page and Exhibit A hereto (the “Grantee”).

WHEREAS, the Company maintains the OneSpan Inc. 2019  Omnibus Incentive Plan (as amended, the “Plan”) for the benefit of its employees, directors, consultants, and other individuals who provide services to the Company; and

WHEREAS,  to compensate the Grantee for his or her service to the Company and to further align the Grantee’s personal financial interests with those of the Company’s stockholders, the Company wishes to award the Grantee restricted stock units with respect to shares of Common Stock (as defined below), subject to the restrictions,  terms and conditions contained in the Plan and this Agreement.

NOW, THEREFORE, in consideration of these premises and the agreements set forth herein, the parties, intending to be legally bound hereby, agree as follows:

1.         Grant of Restricted Stock Units.  Pursuant to Article III of the Plan, the Company hereby grants to the Grantee an award of restricted stock units (the “Restricted Stock Units”) with respect to the number of shares of the Company’s common stock, par value of $0.001 per share (the “Common Stock”), as set forth on Exhibit A hereto, subject to the terms and conditions set forth in this Agreement and in the Plan. The terms of the Plan are hereby incorporated into this Agreement by this reference, as though fully set forth herein. Capitalized terms used but not defined in this Agreement have the meanings set forth in the Plan.

2.         Vesting of Restricted Stock Units.  The Restricted Stock Units will become vested in accordance with this Section 2.

(a)          Restricted Stock Units will become vested in accordance with the following schedule, provided that on each vesting date, the Grantee has, from the date hereof, continuously provided services to the Company:

(i)        12.5% of the Restricted Stock Units will vest on the six month anniversary date of the Effective Date;

(ii)       An additional 12.5% of the Restricted Stock Units will vest on the first annual anniversary date of the Effective Date;

(iii)      An additional 12.5% of the Restricted Stock Units will vest on the eighteen month anniversary date of the Effective Date;

(iv)      An additional 12.5% of the Restricted Stock Units will vest on the second annual anniversary date of the Effective Date;

(v)       An additional 12.5% of the Restricted Stock Units will vest on the

2019 RSU – Time Based (LTIP version) June 2019

thirty month anniversary date of the Effective Date;

(vi)      An additional 12.5% of the Restricted Stock Units will vest on the third annual anniversary date of the Effective Date;

(vii)     An additional 12.5% of the Restricted Stock Units will vest on the forty-second month anniversary date of the Effective Date; and

(viii)    The final 12.5% of the Awarded Shares will vest on the fourth annual anniversary date of the Effective Date.

(b)   If Grantee’s employment with the Company terminates as a result of death or by the Company due to Disability, the Restricted Stock Units that are unvested as of such termination of employment shall become immediately vested.

(c)   If Grantee’s employment with the Company terminates on or within one year following a Change in Control for reasons other than (i) resignation without Good Reason or (ii) by the Company for Cause, then the Restricted Stock Units that are unvested as of such termination of employment shall become immediately vested.

(d)   Except as provided in this Agreement,  by the Committee or in any other agreement between the Grantee and the Company or any of its Subsidiaries, upon cessation of the Grantee’s service with the Company for any reason or for no reason (and whether such cessation is initiated by the Company, the Grantee or otherwise): (i) any Restricted Stock Units that have not, prior to such cessation, become vested shall immediately and automatically, without any action on the part of the Company, be forfeited, and (ii) the Grantee shall have no further rights with respect to those Restricted Stock Units (or the underlying shares of Common Stock).

(e)   For purposes of this Agreement, service with the Company shall be deemed to include service with any Subsidiary of the Company for only so long as such entity remains a Subsidiary.

(f)    For purposes of this Agreement, “Disability” means a mental or physical impairment of Grantee that is expected to result in death or that has lasted or is expected to last for a continuous period of 12 months or more and that causes Grantee to be unable to perform his or her material duties for the Company and to be engaged in any substantial gainful activity, in each case as determined by the Company’s chief human resources officer or other person performing that function or, in the case of directors and executive officers, the Committee, whose determination shall be conclusive and binding.  The determination of Disability for purposes of this Agreement shall not be construed to be an admission of disability for any other purpose.

(g)   For purposes of this Agreement, “Good Reason” means:

(i)         The assignment to Grantee of any duties inconsistent in any respect with Grantee’s position (including status, offices, titles and reporting requirements), authority, duties or responsibilities or any other action by the Company or its affiliates that results in a material diminution in such position, authority, duties or responsibilities, excluding for this purpose an isolated, insubstantial and inadvertent action not taken in bad faith;

(ii)       Any failure by the Company or its affiliates to comply with any provision of any employment agreement entered into between Grantee and the Company or an affiliate other than an isolated, insubstantial and inadvertent failure not occurring in bad faith;

(iii)      The Company or any of its affiliates requiring Grantee to be based at any office or location other than the office occupied by Grantee as of the date of this Agreement or a reasonably comparable office located within a 40-mile radius of such current office; or

(iv)       A material adverse change in Grantee’s base salary.

provided,  however, that a “Good Reason” termination will have occurred only if (1) Grantee terminates his or her employment during the one year following the initial existence of a Good Reason event; (b) Grantee provided notice to Company within 90 days of the initial existence of a Good Reason condition; and (c) the Company failed to cure the Good Reason event within 30 days of such notice from Grantee; provided that these notice and cure periods may extend the termination date beyond one year if the Grantee provides notice within one year following the initial existence of a Good Reason event. Further, the amount, time and form of payment must be substantially identical to the amount, time and form of payments made due to an involuntary termination.

(h)   For purposes of this Agreement,  “Cause” and “Wrongful Act” mean:

(i)         Grantee materially breaches Grantee’s obligations under any employment, consulting, or other agreement between the Grantee and the Company (each, a “Company Agreement”);

(ii)       Grantee materially breaches Grantee’s obligations under the Company’s Code of Ethics and Conduct (or any successor thereto) or an established policy of the Company;

(iii)      Grantee engages in conduct prohibited by law (other than minor violations), commits an act of dishonesty, fraud, or serious or willful misconduct in connection with Grantee’s job duties, or engages in unethical or immoral conduct that, in the reasonable judgment of the Committee, could injure the integrity, character or reputation of Company;

(iv)      Grantee fails or refuses to perform, or habitually neglects, Grantee’s duties and responsibilities under any Company Agreement (other than on account of Disability), and continues such failure, refusal or neglect after having been given written notice by the Company that specifies what duties Grantee failed to perform and an opportunity to cure of 30 days;

(v)        Subject to Section 10, use or disclosure by Grantee of confidential information or trade secrets other than in the furtherance of the Company’s (or its Subsidiaries’) business interests, or other violation of a fiduciary duty to the Company (including, without limitation, entering into any transaction or contractual relationship causing diversion of business opportunity from the Company (other than with the prior written consent of the Board)); or

(vi)      Grantee fails to reasonably cooperate with any audit or investigation involving the Company or its business practices after having been given written notice by the Company that specifies Grantee’s failure to cooperate and an opportunity to cure of ten days.

3.        Delivery of Common Stock Underlying Restricted Stock Units.  Within 60 days after the vesting of any Restricted Stock Units (or such later date as may be required to comply with Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”)), the Company will issue or deliver, subject to the conditions of this Agreement, the shares of Common Stock in respect of such vested Restricted Stock Units to Grantee.  Such issuance or delivery shall be evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company.  The Company shall pay all original issue or transfer taxes and all fees and expenses incident to such issuance or delivery, except as otherwise provided herein.  Prior to the issuance to Grantee of the shares of Common Stock subject to the Restricted Stock Units, Grantee shall have no direct or secured claim in any specific assets of the Company or in such shares, and will have the status of a general unsecured creditor of the Company.

4.         Adjustments.  In the event of any equity restructuring (within the meaning of Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation) that causes the per share value of shares of Common Stock to change, such as a stock dividend, stock split, spinoff, rights offering or recapitalization through an extraordinary dividend, the terms of this  Agreement, including the number and class of securities subject hereto, shall be appropriately adjusted by the Committee. In the event of any other change in corporate capitalization, including a merger, consolidation, reorganization, or partial or complete liquidation of the Company, such equitable adjustments described in the foregoing sentence may be made as determined to be appropriate and equitable by the Committee (or, if the Company is not the surviving corporation in any such transaction, the board of directors of the surviving corporation) to prevent dilution or enlargement of rights of the Grantee. The decision of the Committee regarding any such adjustment shall be final, binding and conclusive.

5.         Rights as a Stockholder.  The Grantee shall have no rights as a stockholder of the Company with respect to the shares of Common Stock subject to the Restricted Stock Units (including the right to vote) until the underlying Common Stock becomes vested pursuant to Section 2 and the Grantee becomes a stockholder of record with respect to such shares, except that the Grantee shall be entitled to receive dividend equivalents related to the Restricted Stock Units equal in amount to the dividends declared on the underlying shares of Common Stock.  Dividend equivalent amounts shall accrue and be paid or distributed in cash at the same time the underlying shares of Common Stock are distributed to Grantee in accordance with Section 3.

6.         Tax Consequences.

(a)       The Grantee acknowledges that the Company has not advised the Grantee regarding the Grantee’s income tax liability in connection with the grant or vesting of the Restricted Stock Units, the dividend equivalents contemplated hereunder or the delivery of the Common Stock underlying the Restricted Stock Units. The Grantee has reviewed with the Grantee’s own tax advisors the federal, state, local and foreign tax consequences of this investment and the transactions contemplated by this Agreement. The Grantee is relying solely on such advisors and not on any statements or representations of the Company or any of its agents. The Grantee understands that the Grantee (and not the Company) will be responsible for the Grantee’s own tax liability that may arise as a result of the transactions contemplated by this Agreement.

(b)       As a condition precedent to the delivery of the shares of Common Stock upon the vesting of the Restricted Stock Units, the Grantee shall, upon request by the Company, pay to the Company such amount as the Company may be required, under all applicable federal, state, local or other laws or regulations, to withhold and pay over as income or other withholding taxes (the “Required Tax Payments”) with respect to such shares of Common Stock. If the Grantee shall fail to advance the Required Tax Payments after request by the Company, the Company may, in its discretion, deduct any Required Tax Payments from any amount then or thereafter payable by the Company to the Grantee.

(c)       The Grantee may elect to satisfy his or her obligation to advance the Required Tax Payments by any of the following means: (i) a cash payment to the Company; (ii) delivery to the Company (either actual delivery or by attestation procedures established by the Company) of previously owned whole shares of Common Stock having an aggregate Fair Market Value, determined as of the date on which such withholding obligation arises (the “Tax Date”), equal to the Required Tax Payments;  (iii) authorizing the Company to withhold whole shares of Common Stock which would otherwise be delivered to the Grantee having an aggregate Fair Market Value, determined as of the Tax Date, equal to the Required Tax Payments or (iv) any combination of (i), (ii) and (iii). Shares of Common Stock to be delivered or withheld may not have a Fair Market Value in excess of the minimum amount of the Required Tax Payments. Any fraction of a share of Common Stock which would be required to satisfy any such obligation shall be disregarded and the remaining amount due shall be paid in cash by the Grantee. No certificate representing a share of Common Stock shall be delivered until the Required Tax Payments have been satisfied in full.

7.         Nontransferability of Award.  The Grantee may not sell, pledge, assign, encumber, hypothecate, gift, transfer, bequeath, devise, donate or otherwise dispose of, in any way or manner whatsoever, whether voluntary or involuntary, any legal or beneficial interest in any of the Restricted Stock Units until the Restricted Stock Units become vested in accordance with Section 2;  provided,  however, that the restrictions of this Section 7 shall not apply to any transfer (i) pursuant to applicable laws of descent and distribution or (ii) among Grantee’s family group; provided that such restrictions will continue to be applicable to the Restricted Stock Units after any such transfer and the transferees of such Restricted Stock Units have agreed in writing to be bound by the provisions of this Agreement. Grantee’s "family group" means Grantee’s spouse and descendants (whether natural or adopted) and any trust solely for the benefit of Grantee and/or Grantee’s spouse and/or descendants during Grantee’s lifetime.

8.         Securities Laws. The Company may from time to time impose any conditions on the Restricted Stock Units or any underlying shares of Common Stock as it deems necessary or advisable to ensure that the Plan satisfies the conditions of Rule 16b-3 adopted under the Securities and Exchange Act of 1934 and otherwise complies with applicable rules and laws.

9.         Recoupment of Award. Notwithstanding anything in this Agreement to the contrary, if the Company determines that the Grantee’s Wrongful Act was a significant contributing factor to the Company or a Subsidiary having to restate all or a portion of its financial statements, all outstanding Restricted Stock Units will immediately and automatically be forfeited and the Grantee shall promptly repay to the Company any shares of Common Stock, cash or other property paid in respect of any Restricted Stock Units during the period beginning on the date the financial statements requiring restatement were originally released to the public or submitted to the Securities and Exchange Commission (whichever is earlier) and ending on the date the restated financial statements are filed with the Securities and Exchange Commission.

10.       Protected Rights.  Grantee understands that nothing contained in this Agreement limits Grantee’s ability to report possible violations of law or regulation to, or file a charge or complaint with, the Securities and Exchange Commission, the Equal Employment Opportunity Commission, the National Labor Relations Board, the Occupational Safety and Health Administration, the Department of Justice, the Congress, any Inspector General, or any other federal, state or local governmental agency or commission (“Government Agencies”). Grantee further understands that this Agreement does not limit Grantee’s ability to communicate with any Government Agencies or otherwise participate in any investigation or proceeding that may be conducted by any Government Agency, including providing documents or other information, without notice to the Company. Nothing in this Agreement shall limit Grantee’s ability under applicable United States federal law to (i) disclose in confidence trade secrets to federal, state, and local government officials, or to an attorney, for the sole purpose of reporting or investigating a suspected violation of law or (ii) disclose trade secrets in a document filed in a lawsuit or other proceeding, but only if the filing is made under seal and protected from public disclosure.

11.      Compliance with Section 409A.  The Restricted Stock Units are intended to be exempt from or comply with Section 409A, and shall be interpreted and construed accordingly, and each payment hereunder shall be considered a separate payment. To the extent this Agreement provides for the Restricted Stock Units to become vested and be settled upon the Grantee’s termination of employment, the applicable shares of Common Stock shall be transferred to the Grantee or his or her beneficiary upon the Grantee’s “separation from service,” within the meaning of Section 409A. Notwithstanding any other provision in this Agreement, to the extent any payments hereunder constitute nonqualified deferred compensation, within the meaning of Section 409A, then (a) each such payment which is conditioned upon Grantee’s execution of a release of claims and which is to be paid or provided during a designated period that begins in one taxable year and ends in a second taxable year, shall be paid or provided in the later of the two taxable years, and (b) if Grantee is a specified employee (within the meaning of Section 409A) as of the date of Grantee’s separation from service, each such payment that is payable upon Grantee’s separation from service and would have been paid prior to the six-month anniversary of Grantee’s separation from service, shall be delayed until the earlier to occur of (i) the first day of the seventh month following the Grantee’s separation from service or (ii) the date of Grantee’s death.

12.       General Provisions.

(a)          This Agreement and the Plan together represent the entire agreement between the parties with respect to the granting of the Restricted Stock Units and may only be modified or amended in a writing signed by both parties.

(b)         Any notice, demand or request required or permitted to be given by either the Company or the Grantee pursuant to the terms of this Agreement must be in writing and will be deemed given (i) on the date and at the time delivered via personal, courier or recognized overnight delivery service, (ii) if sent via telecopier on the date and at the time telecopied with confirmation of delivery, (iii) if sent via email or other electronic delivery and receipt is confirmed, on the date and at the time received, or (iv) if mailed, on the date five days after the date of the mailing (which must be by registered or certified mail). Delivery of a notice by telecopy (with confirmation) or by email or other electronic delivery (with confirmation or receipt) will be permitted and will be considered delivery of a notice notwithstanding that it is not an original that is received. Any notice to Grantee under this Agreement will be made to Grantee at the address (or telecopy number, email or other electronic address, as the case may be) listed in the Company’s personnel files. If directed to the Company, any such notice, demand or request will be sent to the Corporate Secretary at the Company’s principal executive office, or to such other address or person as the Company may hereafter specify in writing.

(c)          The Company may condition delivery of certificates for shares of Common Stock subject to the Restricted Stock Units (or, if the shares are not certificated, the entry in the stock record books of the Company of the transfer to the Grantee of the shares of Common Stock) upon the prior receipt from Grantee of any undertakings which it may determine are required to assure that the certificates are being issued in compliance with federal and state securities laws.

(d)         The Grantee has received a copy of the Plan, has read the Plan and is familiar with its terms, and hereby accepts the Restricted Stock Units subject to all of the terms and provisions of the Plan, as amended from time to time. Pursuant to the Plan, the Board and the Committee are authorized to interpret the Plan and to adopt rules and regulations not inconsistent with the Plan as they deem appropriate. The Grantee hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Board or the Committee upon any questions arising under the Plan.

(e)          Subject to Section 7, neither this Agreement nor any rights or interest hereunder will be assignable by the Grantee, the Grantee’s beneficiaries or legal representatives, and any purported assignment in violation hereof will be null and void.

(f)          Either party’s failure to enforce any provision or provisions of this Agreement will not in any way be construed as a waiver of any such provision or provisions, nor prevent that party thereafter from enforcing each and every other provision of this Agreement. The rights granted both parties herein are cumulative and will not constitute a waiver of either party’s right to assert all other legal remedies available to it under the circumstances.

(g)         The grant of Restricted Stock Units hereunder does not confer upon the Grantee any right to continue in service with the Company.

(h)         This Agreement shall be governed by, and enforced in accordance with, the laws of the State of Delaware, without regard to the application of the principles of conflicts or choice of laws.

(i)          This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which together shall be deemed to be one and the same instrument. In the event that any signature to this Agreement is delivered by facsimile transmission or by e- mail delivery of a “.pdf” format data file or picture format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such electronic facsimile signature page were an original thereof. The parties confirm that it is their wish that this Agreement may be executed by means of electronic signature.

[Signature Page Follows]

[SIGNATURE PAGE TO AWARD AGREEMENT FOR RESTRICTED STOCK UNITS]

IN WITNESS WHEREOF, the parties have duly executed this Award Agreement intending it to be effective as of the first date written above.

ONESPAN INC.

By:

Name:	Mark Hoyt

Its:	CFO

GRANTEE

Name:	Mary Jean Capodanno

Signature:

EXHIBIT A

Grantee	Target $	Grant Date	Grant Date Price	Target # of Restricted Stock Units
Mary Jean Capodanno	35,000	06/12/2019	13.69	2,557

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